As filed with the Securities and Exchange Commission on November 29, 2007
Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Canadian National Railway Company
(Exact Name of Registrant as Specified in Its Charter)

Canada		980018609
(Province or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
	4011
(Primary Standard Industrial Classification Code Number)
935 de La Gauchetière Street West Montreal, Québec, Canada H3B 2M9 (514) 399-5430
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System 1633 Broadway New York, NY 10019 (212) 664-1666 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Copies to:
Sean Finn Canadian National Railway Company 935 de la Gauchetière Street West Montreal, Québec, Canada H3B 2M9 (514) 399-7091	Alan Dean Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:
At such time or times on or after the effective date of this Registration Statement

Province of Québec, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):
A.      ☐ upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.      ☒ at some future date (check the appropriate box below):
1.     ☐ pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).
2.     ☐ pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance (date).
3.     ☒ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect thereto.
4.     ☐ after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☒

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Debt Securities(3)	$2,500,000,000	100%	$2,500,000,000	$76,750
(1)	Such amount in U.S. dollars or the equivalent thereof in foreign currencies as shall result in an aggregate initial public offering price for all securities of $2,500,000,000 and, if any debt securities are issued at original issue discount, such greater amount as shall result in net proceeds of $2,500,000,000 to the Registrant.
(2)	Estimated solely for the purpose of computing the registration fee.
(3)	Also includes such indeterminate amount of debt securities as may be issued upon conversion of or in exchange for any other debt securities that provide for conversion or exchange into other debt securities.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of such Act, may determine.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 29, 2007

CANADIAN NATIONAL RAILWAY COMPANY

US$2,500,000,000
Debt Securities

Canadian National Railway Company (the "Company") may offer and issue from time to time unsecured debt securities (the "Securities") in one or more series in an aggregate principal amount not to exceed US$2,500,000,000, or the equivalent, based on the applicable exchange rate at the time of offering, in Canadian dollars, U.S. dollars or such other currencies or units based on or relating to such other currencies, as shall be designated by the Company at the time of offering.

The specific terms of any offering of Securities will be set forth in a prospectus supplement (a "prospectus supplement") including, where applicable, the title of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights attach to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus.

All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

The Company may sell Securities to or through underwriters or dealers purchasing as principal or through agents. The applicable prospectus supplement will identify each underwriter or agent with respect to the Securities and will set forth the terms of the offering of such Securities, including, to the extent applicable, the proceeds to the Company, the underwriting fees or agency commissions, and any other fees, commissions or concessions to be allowed or reallowed to dealers. See "Plan of Distribution".

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of the Province of Quebec. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

In this prospectus, unless the context otherwise indicates, the "Company" refers to Canadian National Railway Company and its subsidiaries. All dollar amounts referred to in this prospectus are in Canadian dollars unless otherwise specifically expressed.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or other similar authority in each of the provinces and territories of Canada, are incorporated by reference in and form an integral part of this prospectus:

(1)	the Annual Information Form of the Company dated February 12, 2007 for the year ended December 31, 2006;

(2)
the audited consolidated financial statements of the Company for the years ended December 31, 2006 and 2005 and notes related thereto, together with the Report of Independent Registered Public Accounting Firm thereon, prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), as contained in the Company's 2006 Annual Report;

(3)	the Company's Management's Discussion and Analysis contained in the Company's 2006 Annual Report;

(4)	the Company's Management Information Circular dated March 6, 2007 prepared in connection with the Company's annual meeting of shareholders held on April 24, 2007;

(5)
the unaudited interim consolidated financial statements of the Company for the three months and nine months ended September 30, 2007 and notes related thereto prepared in accordance with U.S. GAAP, including the Company's Management's Discussion and Analysis related thereto; and

(6)	the material change report of the Company dated July 23, 2007 relating to the implementation of the Company's normal course issuer bid.

Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of any offering under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable securities regulatory authorities, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and annual filings or information circulars filed prior to the commencement of the Company's fiscal year with respect to which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement containing the specific terms in respect of any Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to the Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such supplement, but only for purposes of the offering of such Securities.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9 (telephone: (514) 399-7091), and are also available electronically at www.sedar.com.

AVAILABLE INFORMATION

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, the Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission ("SEC"). Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by the Company in accordance with such requirements, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

The Company has filed with the SEC a Registration Statement on Form F-9 (the "Registration Statement") under the United States Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities and of which this prospectus is a part. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

This prospectus includes or incorporates by reference "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company and the companies or partnerships in which it has equity investments, and other such matters, are forward looking statements. These forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments and synergies resulting from the transactions referred to herein as well as other factors it believes are appropriate in the circumstances. While there may be a risk of recession in the U.S. economy, the Company's assumption is that positive economic conditions in North America and globally will continue. However, whether actual results and developments will conform with the expectations and predictions of the Company is subject to a number of risks and uncertainties, including the special considerations and risks discussed in this prospectus and the documents incorporated herein by reference; general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by the Company and the companies or partnerships in which it has equity investments; competitive actions by other companies; changes in laws or regulations, including environmental regulatory compliance; actions by regulators, the availability and price of energy commodities, currency and interest rate fluctuations, potential increases in maintenance and operating costs, uncertainties of investigations, proceedings or other type of claims and litigation, labour negotiations and disputes, risks and liabilities arising from derailments, inflation, various events that could disrupt operations, including severe weather conditions, droughts, floods and earthquakes, and other factors, many of which are beyond the control of the Company and the companies or partnerships in which it has equity investments. Consequently, all of the forward looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company and the companies or partnerships in which it has equity investments.

THE COMPANY

Overview

The Company is engaged in the rail and related transportation business. The Company's network of approximately 20,200 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. The Company's marketing alliances, interline agreements, co-production arrangements and routing protocols, in addition to its extensive network, give the Company’s customers access to all three North American Free Trade Agreement (NAFTA) nations.

The Company's registered and head office is located at 935 de La Gauchetière Street West, Montreal, Québec, H3B 2M9, and its telephone number is (514) 399-5430. The Company's common shares are listed for trading on the Toronto Stock Exchange under the symbol "CNR" and the New York Stock Exchange under the symbol "CNI".

USE OF PROCEEDS

Except as may otherwise be set forth in a prospectus supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

CAPITALIZATION

The following table sets forth the capitalization of the Company as at December 31, 2006 and September 30, 2007 based on U.S. GAAP. The capitalization of the Company does not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and terms of such Securities are not presently known.

This table should be read in conjunction with the audited consolidated financial statements and the unaudited interim consolidated financial statements of the Company and related notes thereto incorporated by reference in this prospectus.

	December 31, 2006	September 30, 2007
	(In millions, except percentages)

Current portion of long-term debt	$218	$293
Long-term debt	5,386	5,342
Total debt	5,604	5,635
Shareholders' equity Common shares	4,459	4,359
Accumulated other comprehensive loss	(44)	(257)
Retained earnings	5,409	5,557
Total shareholders' equity	9,824	9,659
Total capitalization	$15,428	$15,294
Ratio of total debt to total capitalization	36.32%	36.84%

EARNINGS COVERAGES

The following consolidated financial ratios are calculated for the twelve-month periods ended December 31, 2006 and September 30, 2007 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof as of these dates. These coverage ratios do not give effect to the issuance of Securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such Securities are not presently known.

	Twelve months ended December 31, 2006	Twelve months ended September 30, 2007
Earnings coverage (U.S. GAAP)	9.75 times	8.85 times

Earnings coverage is equal to net income before interest and income taxes divided by interest expense on all debt.

Based on U.S. GAAP, the Company's interest expense requirements amounted to $312 million and $331 million for the twelve-month periods ended December 31, 2006 and September 30, 2007, respectively. Also based on U.S. GAAP, the Company's earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2006 and September 30, 2007 were $3,041 million and $2,930 million, respectively, which is 9.75 times and 8.85 times the Company's interest expense requirements for these periods.

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SECURITIES

The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately, or together with or upon the conversion of or in exchange for other securities. The particular terms and provisions of each series of Securities the Company may offer will be described in greater detail in the related prospectus supplement and which may provide information that is different from this prospectus. The Company reserves the right to include in a prospectus supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this prospectus. Senior Securities of the Company may be issued under a senior indenture, dated as of May 1, 1998 (the "Canadian Senior Indenture"), as amended and restated by an Amended and Restated Trust Indenture dated as of June 1, 1998, between the Company and BNY Trust Company of Canada (formerly The Trust Company of Bank of Montreal), as trustee, or under a senior indenture dated as of June 1, 1998 between the Company and The Bank of New York, as trustee (the "U.S. Senior Indenture" and together with the Canadian Senior Indenture, the "Senior Indentures"). Senior Securities issued under the Canadian Senior Indenture will not be offered or sold to persons in the United States. Subordinated Securities may be issued under a subordinated indenture, dated as of June 23, 1999 (the "Subordinated Indenture"), as amended and supplemented, between the Company and BNY Trust Company of Canada (formerly The Trust Company of Bank of Montreal). Securities may also be issued under new indentures between the Company and a trustee or trustees as will be described in a prospectus supplement for such Securities. The Senior Indentures and the Subordinated Indenture are sometimes referred to collectively as the "indentures", and the trustees under the indentures are sometimes referred to collectively as the "trustees".

The following summary of certain provisions of the indentures and the Securities is not meant to be complete. For more information, you should refer to the full text of the indentures and the Securities, including the definitions of certain terms not defined herein, and the related prospectus supplement. Prospective investors should rely on information in the prospectus supplement if it is different from the following information.

Unless otherwise indicated, references to the "Company" in this description of Securities are to Canadian National Railway Company but not to any of its subsidiaries.

General

The indentures do not limit the aggregate principal amount of Securities the Company or any of its subsidiaries may issue and do not limit the amount of other indebtedness they may incur. The Company may issue Securities from time to time in separate series. Securities may also be issued pursuant to a medium-term note program. Unless otherwise specified in a prospectus supplement,

•	Securities will be unsecured obligations of the Company;

•	senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company; and

•	subordinated Securities will be subordinate, in right of payment, to all senior indebtedness (as defined in the Subordinated Indenture).

A prospectus supplement will describe the following terms of any series of Securities the Company may offer and may include the following:

•	the title of the Securities;

•	any limit on the aggregate principal amount of Securities that may be issued;

•	the date(s) of maturity;

•
the rate(s) of interest, if any, or the method of calculation, the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record date(s) for interest payment dates or the method for determining such date(s);

•	the covenants applicable to the Securities;

•	any mandatory or optional sinking fund or analogous provisions;

•
the date(s), if, any, and the price(s) at which the Company is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at a holder's option to purchase, such series of Securities and other related terms and provisions;

•	the index used to determine any payments to be made on the Securities;

•	the currency or currencies of any payments to be made on the Securities;

•	whether or not the Securities will be issued in global form, their terms and the depositary;

•	the terms upon which a global note may be exchanged in whole or in part for other Securities;

•	the terms, if any, under which the Securities are convertible into common shares or any other security of the Company; and

•	any other terms of the series of Securities.

In addition to new issues of Securities, this prospectus may be used in connection with the remarketing of outstanding Securities, in which case the terms of the remarketing and of the remarketed Securities will be set forth in the prospectus supplement.

Conversion or Exchange of Securities

If applicable, the prospectus supplement will set forth the terms on which a series of Securities may be converted into or exchanged for other securities of the Company. These terms will include whether conversion or exchange is mandatory, or is at the option of the holder or of the Company. The Company also will describe in the prospectus supplement how it will calculate the number of securities that holders of Securities would receive if they convert or exchange their Securities.

Events of Default

Under the indentures, an "event of default" with respect to any series of Securities includes any of the following:

•	failure to pay any principal or premium, when due;

•	failure to pay any interest when due, and this failure continues for 30 days;

•	failure to pay any sinking fund installment when due;

•
failure to perform any covenant or agreement relating to the Securities or in the indenture, and the failure continues for 60 days after written notice by the trustee or by holders of at least 25% in aggregate principal amount outstanding;

•
failure to pay principal when due, or acceleration, of any indebtedness of the Company in an aggregate principal amount exceeding $75 million, and such acceleration is not rescinded or annulled within 30 days after written notice by the trustee or holders of at least 25% in aggregate principal amount outstanding (this provision applies to the Senior Indentures only);

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided for that series of Securities.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding Securities of any series affected by the default, may notify the Company (and the trustee, if notice is given by the holders) and declare that the unpaid principal is due and payable immediately. However, subject to certain conditions, the holders of a majority in aggregate principal amount of the Securities of the affected series can rescind and annul this declaration for accelerated payment. The Company will furnish the trustees with an annual certificate as to compliance with certain covenants contained in the particular indenture.

No event of default with respect to any particular series of Securities necessarily constitutes an event of default with respect to any other series of Securities.

Subordinated Securities

The terms of a series of subordinated Securities will be set forth in the relevant indenture and the prospectus supplement. The subordinated Securities will be unsecured obligations of the Company and will be subordinate in right of payment to certain other indebtedness of the Company. Unless otherwise indicated in the related prospectus supplement, the indentures do not contain any restriction on the amount of senior or subordinated indebtedness that the Company may incur. The subordinated Securities will be subordinate to senior debt securities of the Company.

Satisfaction and Discharge of Indentures

The Company may terminate its obligation with respect to a series of Securities under the indentures if:

•	all the outstanding Securities of a series have been delivered to the trustee for cancellation;

•	the Company has paid all sums it is required to pay under the respective indenture; or

•
the Company deposits with the trustee, in trust, sufficient funds, or governmental securities, to cover payments due on all Securities of such series for principal, premium, if any, and interest and any other sums due under the applicable indenture to the stated maturity date or a redemption date of the Securities.

Such defeasance is subject to the Company meeting certain conditions set forth in the indentures.

Modification and Waiver

The Company and the trustees may modify or amend the indentures by obtaining the 66 2/3% approval of the holders of the outstanding Securities of each series that is affected in the case of the Senior Indentures and the majority approval in the case of the Subordinated Indenture. However, certain changes can be made only with the consent of each holder of an outstanding series of Securities. In particular, each holder of the series must consent to changes in:

•	the stated maturity date;

•	the principal, premium, or interest payments, if any;

•	the place or currency of any payment;

•	the rights of holders to enforce payment;

•
the percentage in principal amount of outstanding Securities of any series, the consent of whose holders is needed to modify, amend or waive certain provisions of the indentures or certain defaults; or

•	if applicable, the subordination provisions.

Except as otherwise specified for a series of Securities, the holders of at least 66 2/3% in aggregate principal amount of the outstanding Securities of any series issued in the case of the Senior Indentures, and at least a majority thereof in the case of the Subordinated Indenture, can consent, or cause the trustees, on behalf of the holders of the entire series, to waive compliance with certain provisions of the relevant indenture. In addition, holders of at least a majority in principal amount of the outstanding securities of a series can consent to, or cause the trustees to waive any past default under the relevant indentures, except for the following:

•	a default in any payments due under the U.S. Senior Indenture or the Subordinated Indenture or in payment of principal under the Canadian Senior Indenture; and

•	a default under an indenture provision that can be modified or amended only with the consent of each holder of an outstanding series of Securities.

Consolidation, Merger and Sale of Assets

Each indenture provides that the Company may consolidate, amalgamate or merge with or into any other corporation or sell, convey or lease all or substantially all of its property to any other corporation authorized to acquire and operate the same; provided that upon any such consolidation, amalgamation, merger, sale, conveyance or lease, (i) the successor entity (if other than the Company) is organized under the law of a Canadian or U.S. jurisdiction; (ii) the payment of the principal and premium, if any, and interest on all of the Securities according to their terms, and the performance of all the covenants and conditions under that indenture to be performed by the Company, shall be expressly assumed, by supplemental indenture satisfactory to the relevant trustee, by the corporation (if other than the Company) formed by such consolidation or amalgamation, or into which the Company shall have been merged, or by the corporation which shall have acquired or leased such property; and (iii) no event of default or event that could give rise to an event of default will have occurred and be continuing.

Restrictions on Secured Debt

The Company has covenanted in the Senior Indentures that it will not, nor will it permit a subsidiary to, create, issue, incur, assume or guarantee, any indebtedness for money borrowed, or guarantees of such indebtedness, now or hereafter existing which is secured by any mortgage, pledge, hypothec, lien, security interest, privilege, conditional sale or other title retention agreement or similar encumbrance (a "Mortgage") on any present or future Railway Properties of the Company or any of its Canadian or United States subsidiaries or on any shares of stock of any Railroad Subsidiary, without first making effective provision whereby all outstanding Securities issued thereunder shall be secured by the Mortgage equally and ratably with such other indebtedness or guarantee thereby secured. The negative pledge covenant is subject to certain exceptions. For example, this restriction excludes any Mortgage upon Railway Properties existing or created at the time the Railway Properties are acquired, or Mortgages existing on the shares or to secure indebtedness of a corporation at the time such corporation becomes a subsidiary, and any extension, renewal or replacement of any such Mortgage. As used in such covenant, the term "Railway Properties" means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines; the term "Railroad Subsidiary" means a subsidiary whose principal assets are Railway Properties; and the term "subsidiary", subject to certain exceptions, means a corporation a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company, or by the Company and one or more subsidiaries of the Company.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers purchasing as principal or through agents.

The prospectus supplement will set forth the terms of the offering and the method of distribution, including the name or names of any underwriters or agents, the purchase price or prices of the Securities, the proceeds to the Company from the sale of the Securities, any public offering price, any underwriting fee, discount or commission and any fees, discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any fees, discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the Securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the Securities if any are purchased.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices or at negotiated prices.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

One or more firms, referred to as "remarketing firms", may also offer or sell Securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for the Company. These remarketing firms will offer or sell the Securities pursuant to the terms of the Securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with the Company and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under securities legislation, or to contribution in respect thereof, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

RISK FACTORS

Investment in the Securities is subject to a number of risks. Before deciding whether to invest in any Securities, investors should carefully consider the risks identified and discussed in the AIF and the Management's Discussion and Analysis of the Company which are incorporated by reference herein (including subsequently filed documents incorporated by reference) and those described or incorporated by reference in a prospectus supplement relating to a specific offering of Securities.

TAXATION

The applicable prospectus supplement will describe the material Canadian and United States federal income tax consequences to an initial investor acquiring the Securities, including whether payments of principal, premium, if any, and interest in respect of the Securities will be subject to Canadian non-resident withholding tax and any such consequences relating to Securities payable in a currency other than United States dollars, Securities that are issued at an original issue discount or subject to early redemption or other special terms.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement relating to a series of Securities, certain legal matters will be passed upon for the Company by the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company and by Davis Polk & Wardwell, New York, New York, with respect to matters of United States law. Davis Polk & Wardwell may rely on the opinion of the Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary of the Company as to all matters of Canadian federal and Québec laws.

As of November 29, 2007, the partners and associates of Davis Polk & Wardwell owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Company.

INDEPENDENT AUDITORS

The audited consolidated financial statements of the Company for each of the two years in the period ended December 31, 2006 incorporated by reference in this prospectus have been so incorporated in reliance on the report of KPMG LLP, independent accountants.

ENFORCEABILITY OF CIVIL LIABILITIES
UNDER THE U.S. FEDERAL SECURITIES LAWS

The Company is a Canadian company and is governed by the laws of Canada. A substantial portion of its assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon the Company and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Company and such directors, officers or experts under the United States federal securities laws. The Company has been advised by its Chief Legal Officer that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus is a part: (i) the documents listed in the first paragraph under "Documents Incorporated by Reference"; (ii) the consent of KPMG LLP, independent accountants; (iii) powers of attorney from directors and officers of the Company; (iv) the U.S. Senior Indenture and the Subordinated Indenture; and (v) Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee.

PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

Under the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. A corporation may not indemnify an individual as aforesaid unless the individual acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. If the individual does not fulfill the aforesaid conditions, the individual shall repay the moneys advanced by the corporation. A corporation may, with the approval of a court, indemnify or advance moneys as aforesaid in connection with a derivative action. A present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject, because of the individual’s association with the corporation or other entity if the individual seeking indemnity was not judged by the court or other competent authorities to have committed any fault or admitted to do anything that the individual ought to have done and fulfill the conditions referred to above.

In accordance with the CBCA, the by-laws of the Company indemnify a director or officer of the Company, a former director or officer of the Company or any person who acts or acted at the Company’s request as a director or officer or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity.  The Company may extend the benefits of the foregoing indemnification to other persons provided such persons are designated by way of a resolution of the board of directors of the Company.

A policy of directors’ and officers’ liability insurance is maintained by the Company which insures its directors and officers for losses as a result of claims based upon their acts or omissions as directors and officers of the Company, and also reimburses the Company for amounts paid by the Company to indemnify its directors and officers as a result of such claims.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibit No.	Description of Exhibit
4.1	Annual Information Form of the Company dated February 12, 2007 (incorporated by reference to Form 40-F filed with the Securities and Exchange Commission on February 14, 2007)

4.2
Management’s Discussion and Analysis of Financial Results and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2006 and 2005 and related notes thereto, together with the Report of the Independent Registered Public Accounting Firm thereon as contained in the Annual Report of the Company for the year ended December 31, 2006 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on February 14, 2007)

4.3
The management proxy circular of the Company dated March 6, 2007 prepared in connection with the Company’s annual meeting of shareholders held on April 24, 2007 (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on March 21, 2007)

4.4
The unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2007 and related notes thereto, including the Company’s Management’s Discussion and Analysis of Financial Results (incorporated by reference to Form 6-K filed with the Securities and Exchange Commission on October 26, 2007)

5.1	Consent of KPMG LLP

6.1	Powers of Attorney given by officers and directors signing this Registration Statement are set forth on the signature page

7.1
Indenture dated as of June 1, 1998 between the Company and The Bank of New York, as Trustee (incorporated by reference to Registration No. 333-8518, Registration Statement on Form F-9 filed June 5, 1998, Exhibit 7.4)

7.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee

7.3
Indenture dated as of June 23, 1999 between the Company and BMO Trust Company (formerly the Trust Company of Bank of Montreal), as Trustee (incorporated by reference to Amendment No. 2 to Registration No. 333-10420 Registration Statement on Form F-10 filed June 17, 1999, Exhibit 7.1)

Additional exhibits to this Registration Statement may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of this Registration Statement.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.  Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.  Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form F-9, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, on the 29th day of November, 2007.

Canadian National Railway Company

By:	/s/ E. Hunter Harrison
	Name:	E. Hunter Harrison
	Title:	President and Chief Executive Officer

By:	/s/ Sean Finn
	Name:	Sean Finn
	Title:	Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 29th day of November, 2007.  Each person whose signature appears below hereby authorizes any one of Claude Mongeau, Sean Finn or Ami Haasz, with full power of substitution, to execute in the name of such person and to file any amendment or post-effective amendment to this Registration Statement, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints any one of Claude Mongeau, Sean Finn or Ami Haasz, with full power of substitution, attorney-in-fact to sign in his behalf individually and in each capacity below and to file any amendment and post-effective amendment to this Registration Statement.

Signature	Title

/s/ E. Hunter Harrison	Director, President and Chief Executive Officer (Principal Executive Officer)
E. Hunter Harrison

/s/ Claude Mongeau	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Claude Mongeau

/s/ David G.A. McLean	Director and Chairman of the Board
David G.A. McLean

/s/ Michael R. Armellino	Director
Michael R. Armellino

/s/ A. Charles Baillie	Director
A. Charles Baillie

Signature	Title

/s/ Hugh J. Bolton	Director
Hugh J. Bolton

/s/ J.V. Raymond Cyr	Director
J.V. Raymond Cyr

/s/ Gordon D. Giffin	Director
Gordon D. Giffin

/s/ James K. Gray	Director
James K. Gray

/s/ Edith E. Holiday	Director
Edith E. Holiday

/s/ V. Maureen Kempston Darkes	Director
V. Maureen Kempston Darkes

/s/ Robert H. Lee	Director
Robert H. Lee

/s/ Denis Losier	Director
Denis Losier

/s/ Edward C. Lumley	Director
Edward C. Lumley

/s/ Robert Pace	Director
Robert Pace

/s/ Michael T. Novak	Authorized Representative in the United States
Michael T. Novak